Exhibit 99.1

NEWS RELEASE

North American Palladium Announces Favourable Recommendations From ISS and Glass Lewis for Annual & Special Meeting Proposals

Toronto, Ontario, June 11, 2014 – North American Palladium Ltd. (“NAP”) (TSX: PDL) (NYSE MKT: PAL) announced today that Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis"), two leading independent proxy advisory firms, have recommended to their respective institutional clients that they vote in favour of all the resolutions to be considered at NAP's annual and special meeting of shareholders to be held on June 23, 2014 in Toronto.

ISS and Glass Lewis are recognized as leading independent proxy and corporate governance advisory firms whose recommendations are relied upon by many major institutional investment firms, mutual and pension funds and other institutional shareholders throughout North America.

Shareholders are encouraged to submit their proxies in support of the proposed resolutions prior to the June 19, 2014, 9:00 a.m. ET proxy vote deadline. Shareholders who have questions or require assistance voting their shares should contact the Company's proxy solicitor, CST Phoenix Advisors, toll-free at 1-800-845-1507.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic
Investor Relations
Telephone: 416-360-7374
Email: jvincic@nap.com

www.nap.com